TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2016

Revenues:	
Placement fee income and advisory fees	$ 1,896,269
Other revenue	8,012
Total revenues:	$ 1,904,281
Expenses:	
Salaries	$ 1,270,569
Management fees	337,687
Office supplies and expense	260,246
Payroll taxes and employee benefits	240,002
Rent and real estate taxes	201,311
Travel, meals and entertainment	131,855
Professional and consulting fees	131,494
Loss from factoring of receivables	72,536
Business development	25,000
Insurance	22,517
Regulatory fees	20,322
Utilities and office maintenance	18,243
Depreciation	7,439
Bad debt expense	1,450
Miscellaneous expenses	30,206
Total expenses:	2,770,877
Loss before income tax expense	(866,596)
Income tax expense	(75,811)
NET LOSS	$ (942,407)

See accompanying notes to these financial statements